Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders

Nuveen Flexible Investment Income Fund

811-22820

An annual meeting of shareholders was held in the offices of Nuveen on April 12, 2017 for the above-referenced fund. The meeting was subsequently adjourned to May 5, 2017. At this meeting the shareholders were asked to vote to approve a new investment management agreement, to approve an Agreement and Plan of Reorganization and to elect Board Members.


The results of the shareholder votes
are as follows:

<c> Common shares
To approve an Agreement and
Plan of Reorganization.


   For
       1,859,277
   Against
          108,335
   Abstain
            70,728
   Broker Non-Votes
       1,462,266
      Total
       3,500,606


Proxy materials are herein incorporated by reference to the SEC filing under Conformed Submission Type N-14 8C/A, accession number 0001193125-17-033410, on February 7, 2017.